Exhibit 99.2

WINDSTREAM HOLDINGS II, LLC

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Within this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the terms “Windstream,” “the Company,” “we,” or “our” refer to Windstream Holdings II, LLC (“Holdings”) and its subsidiaries, including Windstream Services, LLC.

The following section provides an overview of our results of operations and highlights key trends and uncertainties in our business and should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto. This discussion contains and refers to statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Such statements relate to our intent, belief or current expectations primarily with respect to our future operating, financial and strategic performance. Any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties. Actual results may differ from those contained in or implied by the forward-looking statements as a result of various factors. For more information, see “Forward-Looking Statements” at the end of this discussion for additional factors relating to such statements.

ORGANIZATIONAL STRUCTURE AND OVERVIEW

Windstream’s quality-first approach connects customers to new opportunities and possibilities by leveraging its nationwide network to deliver a full suite of advanced communications services. We provide fiber-based broadband to residential and business customers in eighteen states, managed cloud communications and security services for large enterprises and government entities across the United States of America (“U.S.”), and tailored waves and transport solutions for carriers, content providers and large cloud computing and storage service providers in the U.S. and Canada. Our operations are organized into three business segments: Kinetic, Managed Services and Wholesale. Effective January 1, 2025, we completed certain changes to our previous business segment structure to improve the alignment of customers and service offerings within markets in which we are the incumbent local exchange carrier (“ILEC”) and provide services over network facilities operated by us and markets in which we are a competitive local exchange carrier (“CLEC”) and provide services over network facilities primarily leased from other carriers. The significant changes to our previous segment structure included: (1) shifting certain business customers and related revenues and expenses to the Kinetic segment from the former Enterprise segment, which we renamed for segment reporting purposes, to Managed Services; (2) shifting switched access and certain software revenues from Wholesale to Kinetic and Managed Services, respectively; and (3) allocating certain shared expenses, primarily customer operations costs, to Managed Services. Prior period business segment information presented within MD&A has been recast to reflect these changes. The Kinetic segment serves consumer and business customers in markets in which we are the ILEC and provides services over network facilities operated by us. Managed Services and Wholesale segments serve business and wholesale customers in markets in which we are a CLEC and provide services over network facilities primarily leased from other carriers.

We evaluate performance of the segments based on direct margin, which is computed as segment revenues and sales less segment expenses. Segment revenues are based upon each customer’s classification to an individual segment and include all services provided to that customer. There are no differences between total segment revenues and sales and total consolidated revenues and sales. Segment expenses include certain direct expenses incurred in providing services and products to segment customers and selling, general and administrative expenses that are directly associated with specific segment customers or activities. These direct expenses include customer specific access costs, cost of sales, field operations, sales and marketing, product development, licensing fees, provision for estimated credit losses, and compensation and benefit costs for employees directly assigned to the segments.

Costs incurred related to our network operations and operational support functions including network access and facilities, network operations, engineering, and customer support are managed centrally and not monitored by or reported to the chief operating decision maker (“CODM”) at a segment level. In addition, centrally-managed administrative functions, including information technology, accounting and finance, legal, human resources, and other corporate management activities are not monitored by or reported to the CODM by segment. Accordingly, these shared operating expenses are not assigned to the segments. We also do not assign to the segments depreciation and amortization expense, straight-line expense under the master leases with Uniti Group Inc. (“Uniti”), net gain on asset retirements and dispositions, gain on sale of operating assets, merger expenses, other income, net, interest expense, and income tax expense because these items are not monitored by or reported to the CODM at a segment level.

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For additional information related to our segments, see “Business Segment Operating Results” section below and Note 10 to the condensed consolidated financial statements.

PENDING MERGER TRANSACTION

On May 3, 2024, Windstream entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uniti, providing for a combination of the Company and Uniti. In anticipation of the merger, Windstream formed new wholly owned subsidiaries of Holdings: New Windstream, LLC (“New Windstream”) and New Windstream Holdings II, LLC (“New Windstream Holdings II”), each a Delaware limited liability company, and Windstream Parent, Inc., a Delaware corporation. As further discussed in Note 13, on April 23, 2025, in anticipation of Closing, Windstream completed an internal reorganization (the “Pre-Closing Windstream Reorganization”), with Holdings merging with and into New Windstream Holdings II, with New Windstream Holdings II as the surviving entity of the merger and an indirect subsidiary of New Windstream. At Closing, Windstream Parent, Inc. (“New Uniti”), currently a direct subsidiary of New Windstream, will become the ultimate parent of New Windstream Holdings II (as successor to Holdings). Also on the date of Closing, an entity to be formed prior to the Closing date and an indirect wholly owned subsidiary of New Uniti identified as “Merger Sub” in the Merger Agreement will merge with and into Uniti (the “Merger”), with Uniti surviving the Merger as an indirect wholly owned subsidiary of New Uniti, such that both New Windstream Holdings II (as successor to Holdings) and Uniti will be indirect wholly owned subsidiaries of New Uniti. Upon consummation of the Merger, New Uniti will become an integrated telecommunications company. The common stock of New Uniti (“New Uniti Common Stock”) is expected to be listed on the Nasdaq. If New Uniti elects to complete the Post-Closing Reorganization (as defined in Note 2 to the condensed consolidated financial statements), each of Windstream’s and Uniti’s debt will be combined into a single silo capital structure with a common parent entity. However, if New Uniti does not complete the Post-Closing Reorganization, the legacy Uniti and Windstream organizational structures and existing indebtedness of each company will remain separate with no cross-guarantees, and we anticipate that the existing agreements and arrangements presently in effect between Uniti and Windstream will remain in place, such as our master lease agreements with Uniti and the settlement agreement with Uniti, which requires Uniti to fund periodic settlement payments and reimburse Windstream for certain growth capital improvements (“GCIs”).

At the closing of the Merger, Uniti and Windstream equityholders are expected to hold approximately 62 percent and 38 percent, respectively, of New Uniti before giving effect to the conversion of any outstanding convertible securities or the issuance of warrants to purchase New Uniti Common Stock referenced below. In addition, at the closing of the Merger, Uniti will fund an aggregate cash payment of $425 million (less certain transaction expenses) that will be distributed to Windstream equityholders on a pro-rata basis. Windstream equityholders will also be entitled to pro rata distributions of (i) new shares of non-voting preferred stock of New Uniti with a dividend rate of 11 percent per year for the first six years, subject to an additional 0.5 percent per year during each of the seventh and eighth year after the initial issuance and further increased by an additional 1 percent per year during each subsequent year, subject to a cap of 16 percent per year and with an aggregate liquidation preference of $575 million, and (ii) warrants to purchase New Uniti Common Stock, with an exercise price of $0.01 per share, subject to customary adjustments, representing in the aggregate approximately 6.9 percent of the pro forma share total of New Uniti.

The Merger is subject to customary closing conditions, including, among others, approval by Uniti’s stockholders which occurred at a shareholder meeting on April 2, 2025, and receipt of required regulatory approvals, all of which have been received except receipt of approval from the Federal Communications Commission (“FCC”) and receipt of approvals from two state public utility commissions. Windstream currently expects the Merger to close in mid-2025. See Note 11 to the condensed consolidated financial statements for additional information regarding our pending merger with Uniti.

EXECUTIVE SUMMARY

Key financial and operational highlights for the three-month period ended March 31, 2025, consisted of the following:

•	We generated revenues and sales of $889.8 million, operating income of $39.6 million and incurred a net loss of $(16.8) million.

•	Within the Kinetic segment, consumer revenues declined 4 percent during the first quarter of 2025 on a year-over-year basis. The decrease in 2025 was driven primarily by a reduction in funding due to the discontinuance of the Affordable Connectivity Program (“ACP”) during May 2024. Apart from the impacts of the ACP, Kinetic service revenues are benefiting from positive results in fiber additions, as we continue to build our strategic fiber markets and demonstrate strong early penetration through our fiber fast start program. We extended our fiber coverage by passing an additional 38,000 consumer premises constructed during the first quarter of 2025 bringing our total to approximately 1.7 million consumer premises passed or 38 percent of our Kinetic footprint. Our fiber consumer subscribers grew 16 percent year-over-year and fiber consumer subscriber revenues grew 20 percent for the same period, demonstrating strong adoption of our fiber product offerings. We ended the first quarter with 464,000 consumer subscribers on our fiber network, representing a 28 percent fiber consumer subscriber penetration rate (calculated as the total number of fiber consumer subscribers divided by the total number of consumer premises passed), an improvement of 50 basis points year-over-year.

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•	Within the Managed Services segment, we continued the execution of our transformation strategy, which is optimizing the relationships within our valuable base of managed services customers as we shift away from the legacy time-division multiplexing (“TDM”) business. Total Managed Services service revenues decreased 15 percent in the three-month period ended March 31, 2025 primarily due to higher customer churn for legacy services, as we continued to transition customers off of TDM services.

•	Our Wholesale business delivered solid results in the first quarter of 2025 as service revenues were down 15 percent year-over-year driven by higher customer churn for legacy TDM and transport services. Wholesale’s core fiber wave service had solid performance during the quarter highlighted by high demand from carriers, content providers and larger-scale purchasers of network capacity.

As further discussed in Note 2 to the consolidated financial statements, in October and December 2024, the Company completed refinancing transactions which included the issuance of $2.2 billion of senior first lien notes due October 1, 2031 (the “2031 Notes”), as well as a new $500.0 million first lien term loan (the “2024 Term Loan”), also maturing on October 1, 2031. Net proceeds from the debt issuances were used to fully repay borrowings outstanding under the Credit Agreement consisting of a $706.0 million secured first lien term loan facility (the “Term Loan”) and a $250.0 million super senior incremental term loan (“Incremental Term Loan”), both of which were due in 2027, and to fully repay $1.4 billion aggregate principal 7.750 percent senior first lien notes due August 15, 2028 (the “2028 Notes”), thus improving our debt maturity profile, as well as adding additional liquidity of over $300.0 million.

The Company reported operating income of $39.6 million and a net loss of $(16.8) million for the three-month period ended March 31, 2025. Operating income in the three-month period of 2025 was favorable impacted by a pretax gain of $25.8 million from the sale of certain unused IPv4 addresses completed in February 2025, the net gain on asset retirements and dispositions of $28.6 million, lower interconnection costs attributable to rate reductions and cost improvements from the continuation of network efficiency projects, and lower salary costs due to workforce reductions completed in 2025, offset by the overall declines in service revenues further discussed below.

OPERATING ENVIRONMENT AND TRENDS

The telecommunications industry is highly competitive. The rapid development of new technologies, services and products has eliminated many of the distinctions among wireless, cable, Internet and traditional telephone services and brought new competitors to our markets. We expect competition to remain intense as traditional and non-traditional participants seek increased market share.

In our Kinetic business, we are committed to providing our customers with exceptional service and offering faster broadband speeds and the convenience of bundling Internet, voice and video services. In 2025, we expect continued growth in our Kinetic fiber broadband customer base while experiencing declines in digital subscriber line (“DSL”) customers, primarily in lower speed areas, from the effects of competition and our existing DSL customers transitioning to our fiber-based broadband services. Our ability to deliver faster Internet speeds across our footprint should drive gains in market share and corresponding growth in consumer and business revenues. For 2025, our plan is to accelerate fiber deployment in our Kinetic footprint as we expect to nearly double the rate of our fiber builds in 2025, as compared to 2024, resulting in approximately 2 million consumer premises passed by the end of 2025. We believe that the ramp up in our internal construction hiring and training combined with the additional liquidity from our recent refinancing activities will help facilitate our accelerated fiber deployment.

For our Managed Services business, our focus remains on converting customers to our software solutions and network connectivity offerings as part of our TDM exit program to migrate our existing CLEC customers off of the TDM network. As we complete this program in 2025, we expect to experience continued declines in TDM and other revenues, as well as reductions in interconnection, network facility and fiber expenses.

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Our Wholesale business leverages our nationwide network to provide high-capacity bandwidth and transport services to wholesale customers, including other telecommunications carriers, network operators, governmental entities, content providers, and large cloud computing and storage service providers. Our priorities for our Wholesale business include continuing to grow Wave and Ethernet sales and revenues, building and selling fiber on route expansions, and adding new customers. To improve our consolidated operating results, we are focused on growing fiber consumer subscriber revenues and managing our operating expenses.

CONSOLIDATED RESULTS OF OPERATIONS

The following table reflects the consolidated operating results for Windstream:

	Three Months Ended March 31,		Increase (Decrease)
(Millions)	2025	2024	Amount	%
Revenues and sales:
Service revenues	$880.0	$976.7	$(96.7)	(10)
Sales revenues	9.8	23.9	(14.1)	(59)
Total revenues and sales	889.8	1,000.6	(110.8)	(11)
Costs and expenses:
Cost of services	552.9	590.1	(37.2)	(6)
Cost of sales	10.5	16.4	(5.9)	(36)
Selling, general and administrative	151.3	173.5	(22.2)	(13)
Depreciation and amortization	186.7	207.7	(21.0)	(10)
Net gain on asset retirements and dispositions (a)	(28.6)	(21.7)	6.9	32
Gain on sale of operating assets (a)	(25.8)	(103.2)	(77.4)	75
Merger expenses (b)	3.2	4.7	(1.5)	(32)
Total costs and expenses	850.2	867.5	(17.3)	(2)
Operating income	39.6	133.1	(93.5)	(70)
Other income, net (c)	4.0	0.7	3.3	*
Interest expense	(58.2)	(53.6)	4.6	9
(Loss) income before income taxes	(14.6)	80.2	(94.8)	(118)
Income tax expense	(2.2)	(20.5)	(18.3)	(89)
Net (loss) income	$(16.8)	$59.7	$(76.5)	(128)

* Not meaningful

(a)	See corresponding sections of Note 1 to the condensed consolidated financial statements for information related to the net gain on asset retirements and dispositions and gain on sale of operating assets recorded in each period.

(b)	Merger expenses include legal, accounting, and other miscellaneous costs incurred related to the Merger. See Note 11 to the consolidated financial statements for additional information related to the Merger.

(c)	Increase reflects $3.0 million of incremental interest income on short-term investments attributable to the Company’s additional liquidity following the completion of the fourth quarter 2024 debt refinancing transactions.

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Service Revenues

The following table reflects the primary drivers of the changes in service revenues compared to the same period a year ago:

Three Months Ended March 31, 2025
(Millions)	Increase (Decrease) Amount
Decrease in Kinetic switched access and end user surcharges (a)	$(3.8)
Decrease in Kinetic business services revenues (b)	(14.0)
Decrease in Wholesale service revenues (c)	(17.5)
Decrease in Kinetic consumer service revenues (d)	(17.6)
Decrease in Managed Services revenues (e)	(43.8)
Decrease in service revenues	$(96.7)

(a)	Decrease was consistent with the overall decline in Kinetic service revenues primarily due to the continued declines in DSL and business customers.

(b)	Decrease was primarily attributable to customer churn and a decline in new sales to customers.

(c)	Decrease was primarily due to higher customer churn for legacy TDM and transport services, partially offset by continued demand from carriers, content providers and larger-scale purchasers of network capacity.

(d)	Decrease reflects a decline in DSL subscriber and other revenues of $36.7 million due to the effects of continued declines in DSL customers, discontinuation of subsidies funded by the ACP, which ended as of May 2024, and lower demand for consumer voice-only services. Windstream had received approximately $3.0 million in monthly subsidies attributable to its ACP customer base. These decreases were partially offset by growth in fiber subscriber revenues, which increased $19.1 million, consistent with the growth in fiber consumer broadband customers.

(e)	Decrease was primarily due to higher customer churn for legacy services as we continue to transition customers off of TDM services. As a result, service revenues reflect reductions in traditional voice, long-distance and data and integrated services, as well as declines in long-distance usage.

Sales Revenues

Sales revenues include sales of various types of communications equipment and products to customers including selling network equipment to contractors on a wholesale basis. Consumer product sales include home networking equipment, computers and phones. Managed Services product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to business customers. Sales revenues also include amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer. There were no fiber sales in the first quarter of 2025 compared to fiber sales of $16.0 million for the three-month period ended March 31, 2024.

The following table reflects the primary drivers of the changes in sales revenues compared to the same period a year ago:

Three Months Ended March 31, 2025
(Millions)	Increase (Decrease) Amount
Decrease in Wholesale fiber sales	$(16.0)
Decrease in Managed Services product sales	(0.1)
Increase in Kinetic consumer and contractor product sales	2.0
Net decrease in sales revenues	$(14.1)

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Cost of Services

Cost of services expense primarily consists of charges incurred for network operations, interconnection, and business taxes. Network operations charges include salaries and wages, materials, contractor costs, IT support and costs to lease certain network facilities. Interconnection expense consists of charges incurred to access the public switched network and transport traffic to the Internet, including charges paid to other carriers for access points where we do not own the primary network infrastructure. Other expenses consist of third-party costs for ancillary voice and data services, business taxes, business and financial services.

The following table reflects the primary drivers of the changes in cost of services compared to the same period a year ago:

Three Months Ended March 31, 2025
(Millions)	Increase (Decrease) Amount
Increase in straight-line rent expense under master leases with Uniti (a)	$4.7
Decrease in federal USF expense (b)	(7.7)
Decrease in network and other operations (c)	(10.9)
Decrease in interconnection expense (d)	(23.3)
Net decrease in cost of services	$(37.2)

(a)	Increase reflects additional rent related to GCIs funded by Uniti. Under provisions of the master lease agreements, on the one-year anniversary of any GCIs funded by Uniti, the annual base rent payable by Windstream increases by an amount equal to 8.0 percent of the funding amount, subject to an annual escalator of 0.5 percent.

(b)	Decrease reflects the overall decline in service revenues in both periods, as well as annual reductions in the federal Universal Service Fund (“USF”) rate effective in the third quarter of each year.

(c)	Decrease was attributable to lower facility costs and decreases in salary expense resulting from workforce reductions completed in both 2025 and 2024.

(d)	Decrease in interconnection expense was attributable to cost improvements from the continuation of network efficiency projects, increased legacy customer churn, and lower long-distance usage.

Cost of Sales

Cost of sales represents the associated cost of equipment. The following table reflects the primary drivers of the changes in cost of sales compared to the same period a year ago:

Three Months Ended March 31, 2025
(Millions)	Increase (Decrease) Amount
Decrease in cost of fiber sales	$(7.6)
Decrease in cost of sales to Managed Services customers	(0.5)
Increase in cost of sales to consumers and contractors	2.2
Net decrease in cost of sales	$(5.9)

The net change in cost of sales was consistent with the net change in sales revenues.

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Selling, General and Administrative (“SG&A”)

SG&A expenses result from sales and marketing efforts, advertising, IT support, provision for estimated credit losses, costs associated with corporate and other support functions and professional fees. These expenses include salaries, wages and employee benefits not directly associated with the provisioning of services to our customers.

The following table reflects the primary drivers of the changes in SG&A expenses compared to the same period a year ago:

Three Months Ended March 31, 2025
(Millions)	Increase (Decrease) Amount
Decrease in other costs	$(1.0)
Decrease in provision for estimated credit losses (a)	(3.9)
Decrease in sales and marketing (b)	(6.6)
Decrease in compensation and benefits (c)	(10.7)
Decrease in SG&A	$(22.2)

(a)	Decrease primarily reflected improvement in non-pay customer churn.

(b)	Decrease was primarily attributable to lower advertising costs consistent with the overall year-over-year decline in service revenues.

(c)	Decrease was primarily attributable to lower salary costs due to workforce reductions completed in both 2025 and 2024.

Depreciation and Amortization

Depreciation and amortization expense includes the depreciation of property, plant and equipment and the amortization of intangible assets. Set forth below is a summary of depreciation and amortization expense compared to the same period a year ago:

Three Months Ended March 31, 2025
(Millions)	Increase (Decrease) Amount
Decrease in depreciation expense (a)	$(12.7)
Decrease in amortization expense (b)	(8.3)
Decrease in depreciation and amortization expense	$(21.0)

(a)	Decrease primarily reflects beneficial impact from no longer recording depreciation expense on assets still in service which became fully depreciated or were retired from service by the end of 2024, partially offset by incremental depreciation related to new additions of property, plant and equipment, and the effects of depreciating tenant capital improvements over the shorter of the estimated useful life of the asset or the remaining initial contractual term of the Uniti master leases.

(b)	Decrease reflects the use of an accelerated amortization method (sum-of-the-years-digits method) to amortize the customer relationship intangible assets. The effect of using an accelerated amortization method results in a decline in expense each period as the intangible assets amortize.

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Operating Income

The Company reported operating income of $39.6 million and $133.1 million for the three-month periods ended March 31, 2025 and 2024, respectively. Operating income for the three-month period of 2025 primarily reflected the pretax gain of $25.8 million from the sale of certain unused IPv4 addresses completed in February 2025, the net gain on asset retirements and dispositions of $28.6 million, lower interconnection costs attributable to rate reductions and cost improvements from the continuation of network efficiency projects, the decrease in depreciation and amortization expense noted above, and lower salary costs due to workforce reductions completed in both 2025 and 2024. The beneficial effects of these items on operating income in the three-month period of 2025 were partially offset by the overall decline in revenues and sales previously discussed. Comparatively, operating income for the three-month period of 2024 primarily reflected the pretax gain of $103.2 million from the sale of certain unused IPv4 addresses completed in March 2024, the net gain on asset retirements and dispositions of $21.7 million, an increase in fiber sales, lower interconnection costs attributable to rate reductions and cost improvements from the continuation of network efficiency projects, and lower salary costs due to workforce reductions completed in both 2024 and 2023. The beneficial effects of these items on operating income in the three-month period of 2024 were partially offset by an overall decline in service revenues compared to the same period of 2023.

Interest Expense

Set forth below is a summary of interest expense compared to the same period a year ago:

Three Months Ended March 31, 2025
(Millions)	Increase (Decrease) Amount
Increase in interest expense - long-term debt	$0.2
Increase in interest expense - finance leases and other	0.8
Increase attributable to the effect of interest rate swaps	1.2
Increase in capitalized interest expense	2.4
Increase in interest expense	$4.6

As presented in the table above, interest expense increased $4.6 million, or 9 percent in 2025 as compared to the same period in 2024. The increase reflects the incremental net increase in aggregate long-term debt outstanding following the completion of the fourth quarter 2024 debt refinancing transactions previously discussed.

See Notes 2 and 3 to the condensed consolidated financial statements for additional information related to our long-term debt obligations and interest rate swaps.

Income Taxes

During the first quarter of 2025, the Company recognized income tax expense of $2.2 million, as compared to income tax expense of $20.5 million for the same period in 2024. The income tax expense recorded in the first quarter of 2025 reflected the loss before taxes offset by non-discrete tax expense of $4.6 million related to an increase in the valuation allowance for nondeductible interest expense, discrete tax expense of $0.8 million for nondeductible expenses associated with the Merger, and discrete tax expense of $6.4 million related to the sale of the IPv4 addresses. Comparatively, the income tax expense recorded in the three-month period ended March 31, 2024 primarily reflected discrete tax expense of $25.6 million related to the sale of the IPv4 addresses. Inclusive of the non-discrete and the discrete items, our effective tax rate was (15.1) percent for the three-month period ended March 31, 2025, as compared to 25.6 percent in the same period in 2024.

In determining our quarterly provision for income taxes, the Company uses an estimated annual effective tax rate, which is based on our expected annual income, statutory rates and tax planning opportunities. Significant or unusual items are separately recognized in the quarter in which they occur.

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BUSINESS SEGMENT OPERATING RESULTS

KINETIC

Overview

We manage as one business our residential and business operations in ILEC markets due to the similarities with respect to service offerings and marketing strategies. Residential customers can bundle voice, high-speed Internet and video services, to provide one convenient billing solution and receive bundle discounts. We offer a wide range of advanced Internet services, local and long-distance voice services, integrated voice and data services, and web conferencing products to our business customers. These services are equipped to deliver high-speed Internet with competitive speeds, value added services to enhance business productivity and options to bundle services to meet our business customer needs. Products and services offered to business customers also include managed cloud communications and security services.

Kinetic service revenues also include revenue from federal and state USF, amounts received from Rural Digital Opportunity Fund (“RDOF”), and certain surcharges assessed to our customers, including billings for our required contributions to federal and state USF programs. Sales revenues include sales of various types of communications equipment and products to customers including selling network equipment to contractors on a wholesale basis.

Results of Operations

The following table reflects the Kinetic segment results of operations:

	Three Months Ended March 31,		Increase (Decrease)
(Millions)	2025	2024	Amount	%
Revenues and sales:
Service revenues:
Fiber subscriber	$114.9	$95.8	$19.1	20
DSL subscriber and other	188.2	224.9	(36.7)	(16)
Total consumer (a)	303.1	320.7	(17.6)	(5)
Business services (b)	106.6	120.6	(14.0)	(12)
RDOF funding	13.1	13.1	—	—
State USF	14.5	14.9	(0.4)	(3)
Switched access (c)	3.2	4.3	(1.1)	(26)
End user surcharges (c)	15.2	17.5	(2.3)	(13)
Total service revenues	455.7	491.1	(35.4)	(7)
Product sales	9.6	7.6	2.0	26
Total revenues and sales	465.3	498.7	(33.4)	(7)
Compensation expense (d)	(87.8)	(93.2)	(5.4)	(6)
Non-compensation managed expenses	(51.4)	(50.0)	1.4	3
Revenue-driven costs	(38.8)	(40.0)	(1.2)	(3)
Other segment expenses	(4.1)	(5.7)	(1.6)	(28)
Direct margin	$283.2	$309.8	$(26.6)	(9)

(a)	Decrease reflects a decline in DSL subscriber and other revenues of $36.7 million due to the effects of continued declines in DSL customers, discontinuation of subsidies funded by the ACP, which ended as of May 2024, and lower demand for consumer voice-only services. Windstream had received approximately $3.0 million in monthly subsidies attributable to its ACP customer base. These decreases were partially offset by growth in fiber subscriber revenues, which increased $19.1 million, consistent with the growth in fiber consumer broadband customers.

(b)	Decrease was primarily attributable to customer churn and a decline in new sales to customers.

(c)	Decrease was consistent with the overall decline in Kinetic service revenues primarily due to the continued declines in DSL customers.

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(d)	Decrease primarily reflects the beneficial effects of an increase in capitalized internal labor costs compared to the prior year period consistent with the Company’s accelerated deployment of fiber in our Kinetic footprint and the expansion of our workforce to augment our internal fiber construction operations.

A summary of Kinetic broadband customers was as follows as of March 31:

			Increase (Decrease)
(Thousands)	2025	2024	Amount	%
Fiber consumer broadband customers	463.9	401.1	62.8	16
DSL consumer broadband customers	595.6	722.9	(127.3)	(18)
Total consumer broadband customers	1,059.5	1,124.0	(64.5)	(6)

We expect continued growth in our fiber broadband customer base while experiencing declines in DSL customers, primarily in lower speed areas, from the effects of competition and our existing customers transitioning to our fiber-based broadband services. Our ability to deliver faster Internet speeds across our footprint should drive gains in market share and corresponding growth in consumer and business revenues.

MANAGED SERVICES

Overview

We manage as one business our mid-market and large business customers located within our CLEC markets. Products and services consist of software solutions and network connectivity offerings. Software solutions include Secure Access Service Edge (“SASE”), Unified Communications as a Service (“UCaaS”), OfficeSuite UC®, Software Defined Wide Area Network (“SD-WAN”) and associated network access products and services. Network connectivity offerings consist of dynamic Internet protocol, dedicated Internet access, multi-protocol label switching services, integrated voice and data, long distance and other managed services, and certain surcharges assessed to customers. Managed Services also include TDM voice and data services. Product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to business customers.

For our Managed Services business, our focus remains on converting customers to our software solutions and network connectivity offerings as part of our TDM exit strategy to migrate the majority of our CLEC customers off of the TDM network. Accordingly, we expect to see continued declines in TDM and other revenues, including end user surcharges, while maintaining stability in revenues derived from our software solutions and network connectivity offerings.

Results of Operations

The following table reflects the Managed Services segment results of operations:

	Three Months Ended March 31,		Increase (Decrease)
(Millions)	2025	2024	Amount	%
Revenues and sales:
Service revenues:
Managed Services (a)	$210.1	$239.0	$(28.9)	(12)
TDM (a)	20.6	32.6	(12.0)	(37)
End user surcharges	8.8	11.7	(2.9)	(25)
Total service revenues	239.5	283.3	(43.8)	(15)
Product sales	0.2	0.3	(0.1)	(33)
Total revenues and sales	239.7	283.6	(43.9)	(15)
Compensation expense (b)	(15.6)	(25.2)	(9.6)	(38)
Non-compensation managed expenses	(1.8)	(1.4)	0.4	29
Revenue-driven costs (c)	(33.8)	(40.9)	(7.1)	(17)
Customer access (d)	(50.4)	(62.5)	(12.1)	(19)
Direct margin	$138.1	$153.6	$(15.5)	(10)

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(a)	Decrease was primarily due to higher customer churn for legacy services as we continue to transition customers off of TDM services. As a result, service revenues reflect reductions in traditional voice, long-distance and data and integrated services, as well as declines in long-distance usage.

(b)	Decrease was primarily attributable to reduced internal labor costs due to workforce reductions.

(c)	Decrease was consistent with the overall reduction in service revenues primarily attributable to customer churn and the corresponding reductions in third-party commissions, bad debt expense and federal and state USF fees.

(d)	Decrease was consistent with the overall decline in interconnect costs attributable to cost improvements from the continuation of network efficiency projects, increased legacy customer churn, and lower long-distance usage.

WHOLESALE

Overview

Our wholesale operations are focused on providing network bandwidth to other telecommunications carriers, network operators, governmental entities, content providers, and large cloud computing and storage service providers. These services include network transport services to end users, Ethernet and Wave transport up to 400 Gigabyte per second (“Gbps”), and dark fiber and colocation services. Wholesale services also include fiber-to-the-tower connections to support the wireless backhaul market. In addition, we offer voice and data carrier services to other communications providers and to larger-scale purchasers of network capacity. Wholesale fiber sales revenues represent amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer.

Our wholesale priorities include growing Wave and Ethernet sales and revenues, building and selling fiber on route expansions, and adding new customers.

Results of Operations

The following table reflects the Wholesale segment results of operations:

	Three Months Ended March 31,		Increase (Decrease)
(Millions)	2025	2024	Amount	%
Revenues and sales:
Service revenues (a)	$184.8	$202.3	$(17.5)	(9)
Fiber sales (b)	—	16.0	(16.0)	(100)
Total revenues and sales	184.8	218.3	(33.5)	(15)
Segment expenses (c)	(15.3)	(29.6)	(14.3)	(48)
Direct margin	$169.5	$188.7	$(19.2)	(10)

(a)	Decrease was primarily due to higher customer churn for legacy TDM and transport services, partially offset by continued demand from carriers, content providers and larger-scale purchasers of network capacity.

(b)	During the first quarter of 2025, there were no fiber sales. Comparatively, during the three-month period ended March 31, 2024, the Company entered into indefeasible right of use (“IRU”) arrangements that met the criteria for sales-type lease classification. As a result, the Company recognized sales revenue of $16.0 million, cost of sales of $7.6 million and gross profit of $8.4 million related to these IRU arrangements, respectively.

(c)	Decrease primarily reflects the absence of any incremental cost of sales related to the IRU agreements, as well as the overall decline in interconnect costs attributable to cost improvements from the continuation of network efficiency projects, increased legacy customer churn, and lower long-distance usage.

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Regulatory Matters

Windstream is subject to regulatory oversight in the U.S. by the FCC and state public utility commissions, and we are also subject to regulatory oversight in Canada under the Canadian Radio-television and Telecommunications Commission. We are also subject in the U.S. to various federal and state statutes that govern the provision of telecommunications and broadband services. Windstream actively monitors and participates in regulatory proceedings and engages with federal and state lawmakers on matters that may impact its business. We cannot predict with certainty the outcome of pending federal and state proceedings relating to our operations.

Infrastructure Investment and Jobs Act Broadband Funding

In 2021, Congress passed a bipartisan infrastructure framework (the Infrastructure Investment and Jobs Act or “IIJA”), which includes $65 billion in broadband funding to be allocated by the National Telecommunications and Information Administration (“NTIA”), with $42.45 billion to be distributed through formula-based grants to states for broadband deployment projects in unserved and underserved areas over a five-year time frame pursuant to the Broadband Equity, Access and Deployment (“BEAD”) program. The framework also includes $14.2 billion to address affordability challenges, as well as additional funding for middle-mile projects and digital equity programs. As part of the program, states submitted their initial proposals to NTIA, which outlined the process to challenge the classification of locations eligible for BEAD funding (in Volume I) and the competitive process to select providers for BEAD projects (in Volume II). All initial proposals in the eighteen states in Windstream’s footprint have been approved by NTIA. Several states in Windstream’s footprint have opened their application windows for applications to be submitted. However, updated guidance is anticipated to be issued by NTIA, likely in the second quarter of 2025, and some states have decided to pause their programs until the guidance is issued. On April 23, 2025, NTIA waived the BEAD program requirement that states must submit their final proposals no later than 365 days after approval of Volume I initial proposals.

Windstream expects to participate to help close the digital divide in its rural and high-cost service territories. However, because such funding will be distributed on a competitive basis, Windstream may face increased competition in its footprint as a result of program awards, especially if the states allow overbuilding of Windstream’s network in areas where Windstream believes locations are “served” as defined by BEAD. Furthermore, currently, the BEAD program requires participating service providers to offer a “low-cost” service option, and the terms of that offering are set out in each state’s Volume II, pursuant to guidance from NTIA.

RDOF Funding

In 2019, the FCC announced a $20 billion RDOF program to support rural broadband deployments. In January 2020, the FCC established two reverse-auction funding phases, with Phase I funding of $16.0 billion and Phase II of $4.4 billion. Phase I targeted areas that were wholly unserved by broadband speeds of at least 25-Megabytes per second (“Mbps”) download and 3-Mbps upload. After conducting an auction, $9.2 billion was awarded in December 2020. At the time, the FCC indicated that the $6.8 billion not awarded would be added to Phase II, but Phase II will not likely proceed, in light of the BEAD Program being administered by the Department of Commerce. Windstream was awarded $522.8 million in support over ten years ($52.3 million per year) for approximately 192,000 locations in eighteen states. Windstream intends to meet its service obligations through the deployment of fiber and offering 1-Gbps speed capabilities. The first program milestone requires 40 percent completion on or before December 31, 2025.

State USF Funding

In the first quarter of 2024, Windstream recognized revenue from state USF programs in Texas, Pennsylvania, New Mexico, Oklahoma, South Carolina, Nebraska, Alabama, and Arkansas. These payments are intended to provide subsidies, in addition to federal USF receipts, for the high cost of operating telecommunications networks in certain areas. For the three-month period ended March 31, 2025, we recognized $14.5 million in state USF support. Windstream participates in two USF programs in Texas, and for the three-month period ended March 31, 2025, we received $6.9 million from the large company program and $0.7 million from the small company program. In June 2023, the Texas Legislature passed legislation requiring companies receiving Texas USF support to complete a financial needs-based test review with the Texas Public Utilities Commission (“PUC”). Windstream completed the needs-based test review and received a final decision June 6, 2024, pursuant to which the Texas PUC approved Windstream’s continued support through December 2028 with no changes to the rates or service areas.

Windstream receives approximately $13.2 million in annual state USF support in Pennsylvania. In August 2023, the Pennsylvania Public Service Commission (“PSC”) issued an order opening a rulemaking proceeding regarding the program. Windstream, along with the industry trade group, are actively participating in the proceeding and awaiting PSC action.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Windstream relies largely on operating cash flows and long-term debt to provide for its liquidity requirements. As of March 31, 2025, the Company had a working capital deficit primarily due to timing differences in the recognition of its annual operating lease obligations and required monthly payments under the master leases with Uniti. The working capital deficit is measured at a point in time and is not indicative of the Company’s ability to manage cash and meet its current obligations as they become due. The Company generated positive operating cash flows in the first quarter of 2025 and utilized available cash to meet its short-term liquidity needs. During the first quarter of 2025, there were no new borrowings under the senior secured revolving credit facility, and there were no borrowings outstanding under the revolving credit facility as of March 31, 2025. Accordingly, when considering letters of credit of $188.3 million, the Company had access to and available borrowing capacity under its senior secured revolving credit facility of $286.7 million as of March 31, 2025. Management has assessed the current and expected business climate, the Company’s current and expected needs for funds and its current and expected sources of funds, and has determined, based on Windstream’s forecasted financial results and financial condition as of March 31, 2025, that cash and cash equivalents on hand combined with cash expected to be generated from operating activities, will be sufficient to fund the Company’s ongoing working capital requirements, planned capital expenditures, scheduled debt principal and interest payments, and lease payments due under the master lease agreements with Uniti for at least the next twelve months from the issuance of the condensed consolidated financial statements. The Company intends to utilize its available cash as well as the available capacity under its revolving credit facility to fund its short-term liquidity needs as they arise.

Under the master lease agreements, the Company will receive from Uniti up to $1.75 billion in cash to fund GCIs to its network and Uniti also will pay Windstream $400 million in quarterly cash installments over a five-year period ending in 2025, at an annual interest rate of 9.0 percent, which amount may be fully paid after one year, resulting in total cash payments to be received from Uniti ranging from $438 - $485 million over the five-year period. During the first quarter of 2025, the Company received from Uniti quarterly cash installment payments totaling $24.5 million. Through March 31, 2025, the Company has received $1.2 billion in cash from Uniti to fund GCIs and $435.9 million in cash settlement payments. As discussed in Note 13 to the condensed consolidated financial statements, in April 2025, the Company received from Uniti the second of three quarterly cash installment payments of $24.5 million payable in 2025. Windstream expects total capital expenditures to be approximately $1.1 billion in 2025, excluding any GCI reimbursements received from Uniti.

In October and December 2024, we completed refinancing transactions which included the issuance of $2.2 billion of senior first lien notes, as well as a new $500.0 million first lien incremental term loan, both of which mature in 2031. Net proceeds from the debt issuance were used to fully repay borrowings outstanding under the Credit Agreement consisting of the Term Loan and Incremental Term Loan both due in 2027 and the 2028 Notes, thus improving our debt maturity profile, as well as adding additional liquidity of over $300.0 million.

From time to time, including in the near term, Windstream may seek to opportunistically refinance or extend maturity dates of existing indebtedness through, but not limited to, tender offers, exchange offers, redemptions, open market purchases, privately negotiated purchases and new issuances.

Historical Cash Flows

The following table summarizes our cash flow activities:

	Three Months Ended March 31,
(Millions)	2025	2024
Cash flows provided from (used in):
Operating activities	$62.9	$84.4
Investing activities	(37.1)	(10.0)
Financing activities	(5.2)	(6.8)
Net increase in cash, cash equivalents and restricted cash	$20.6	$67.6

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Our cash position increased $20.6 million and $67.6 million in the three-month periods ended March 31, 2025 and 2024, respectively. Cash inflows in 2025 were primarily from operating activities, funding received from Uniti under the master lease agreements and proceeds from the sale of operating assets. These cash inflows were partially offset by cash outflows for capital expenditures, payment of debt issuance costs and amounts due under our finance lease obligations.

Cash Flows - Operating Activities

Cash provided from operations is our primary source of funds. Cash flows provided from operating activities decreased $21.5 million in the three-month period ended of 2025, as compared to the same period in 2024, primarily due to a March 2025 voluntary cash contribution to the qualified pension plan of $21.0 million, as further discussed below. Comparatively, there were no cash contributions to the pension plan in the first quarter of 2024.

Cash Flows - Investing Activities

Cash used in investing activities primarily consisted of capital expenditures to upgrade and expand the speed capabilities of network facilities used to service customers. Cash flows used in investing activities decreased $27.1 million in the three-month period ended March 31, 2025, as compared to the same period in 2024. Cash outlays for capital expenditures for the three-month period ended March 31, 2025 totaled $227.7 million and were partially offset by funding received from Uniti of $175.0 million to pay for certain growth capital improvements under the master lease agreements. Cash inflows also included $9.9 million in grant funds received from various state programs to fund capital expenditures to expand the availability and affordability of residential broadband service. Cash outlays for capital expenditures funded by government grants totaled $20.1 million in 2025. Cash flows from investing activities also included the receipt of $25.8 million in cash from the sale of certain unused IPv4 addresses completed in February 2025.

Comparatively, cash outlays for capital expenditures were $245.9 million for the three-month period ended March 31, 2024, and were partially offset by funding received from Uniti of $131.3 million to pay for certain growth capital improvements under the master lease agreements. Cash inflows also included $21.1 million in grant funds received from various state programs to fund capital expenditures to expand the availability and affordability of residential broadband service. Cash outlays for capital expenditures funded by government grants totaled $30.0 million in 2024. Cash flows from investing activities included the receipt of $103.5 million in cash from the sale of certain unused IPv4 addresses completed in March 2024. The Company also received $9.2 million in cash from the liquidation of a non-marketable investment in January 2024.

Cash Flows - Financing Activities

Cash used in financing activities totaled $5.2 million in the three-month period ended March 31, 2025. As previously discussed, there were no new borrowings under the senior secured revolving credit facility during the first quarter of 2025. Debt issuance costs accrued in connection with the December 2024 refinancing transactions of $2.1 million were paid in the first quarter of 2025. Principal payments related to finance leases totaled $2.9 million in the three-month period ended March 31, 2025. Comparatively, cash provided from financing activities totaled $6.8 million in the three-month period ended March 31, 2024. During the first quarter of 2024, proceeds from the issuance of debt consisted of new borrowings of $215.0 million under the senior secured revolving credit facility, all of which were repaid through March 31, 2024. In addition, repayments of debt in the three-month period ended March 31, 2024 also included $1.9 million in scheduled principal payments on the Term Loan. Principal payments related to finance leases totaled $4.3 million in the first quarter of 2024.

Pension and Employee Savings Plan Contributions

The Company maintains a non-contributory qualified defined benefit pension plan. Future benefit accruals for all eligible non-bargaining employees covered by the plan have ceased. On March 24, 2025, the Company made in cash a voluntary contribution to the qualified pension plan of $21.0 million that was allocated to the 2024 plan year. The Company’s annual minimum funding requirements to the qualified pension plan for the 2025 plan year total $18.0 million, of which $13.5 million will be contributed in 2025 and the remaining $4.5 million will be contributed in January 2026. On April 15, 2025, the Company made in cash its required quarterly employer contribution for the 2025 plan year of $4.5 million. The amount and timing of future contributions to the pension plan are dependent upon a myriad of factors including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the plan.

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The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all salaried employees and certain bargaining unit employees. Participating employees receive employer matching contributions up to a maximum of 4 percent of employee pre-tax contributions to the plan for employees contributing up to 5 percent of their eligible pre-tax compensation. The employer matching contribution is calculated and funded in cash to the plan each pay period with an annual true-up to be made as soon as administratively possible after the end of the year. Contributions to the plan during the first quarter of 2025 were $7.2 million and included the annual 2024 true-up contribution. Comparatively, contributions to the plan during the same period of 2024 were $8.2 million and included the annual 2023 true-up contribution.

Broadband Grant Awards and Programs

The Company receives federal and state governmental assistance in the form of grants for the construction of long-lived assets to expand the availability and affordability of residential broadband service via direct grants or through the formation of public private partnerships. As of March 31, 2025, Windstream has secured $376.0 million in funding commitments from governmental agencies in Arkansas, Georgia, Iowa, Nebraska, New Mexico, North Carolina, Pennsylvania, Texas, and five other states, that will help us deliver fiber to over 159,000 locations. In completing these broadband expansion projects, Windstream expects to incur approximately $156.0 million of incremental capital expenditures. The Company will continue to seek out additional opportunities to obtain external funding for the expansion of 1-Gbps Internet service across its service areas either from direct grants from governmental programs or through the formation of public private partnerships.

Debt Agreements and Covenants

As further discussed in Note 2 to the condensed consolidated financial statements, the Company’s long-term debt obligations as of March 31, 2025 consisted of $2.2 billion aggregate principal amount of the 2031 Notes and $500.0 million of borrowings under the 2024 Term Loan. The terms of the amended credit agreement and indentures for the 2031 Notes include customary covenants that, among other things, require the Company to maintain certain financial ratios and restrict its ability to incur additional indebtedness. As of March 31, 2025, the Company was in compliance with all of its debt covenants.

Contractual Obligations and Commitments

Set forth below is a summary of our material contractual obligations and commitments as of March 31, 2025:

	Obligations by Period
(Millions)	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
Long-term debt including current maturities (a)	$—	$—	$—	$2,700.0	$2,700.0
Interest payments on long-term debt obligations (b)	227.0	456.1	456.0	433.0	1,572.1
Leaseback of real estate contributed to pension plan (c)	5.8	12.1	12.7	24.7	55.3
Finance leases (d)	1.8	7.4	7.4	41.0	57.6
Uniti operating leases	715.5	1,563.5	1,579.1	66.4	3,924.5
Other operating leases (e)	96.3	143.5	64.6	36.9	341.3
Purchase obligations (f)	339.2	208.1	72.1	131.1	750.5
Other long-term liabilities and commitments (g)(h)(i)(j)	31.5	168.6	52.9	213.2	466.2
Total contractual obligations and commitments	$1,417.1	$2,559.3	$2,244.8	$3,646.3	$9,867.5

(a)	Excludes unamortized net premium of $29.2 million and unamortized debt issuance costs of $56.5 million included in long-term debt as of March 31, 2025.

(b)	Variable rates on the 2024 Term Loan were calculated based on Secured Overnight Financing Rate (“SOFR”), which was 4.325 percent as of March 31, 2025.

(c)	Represents undiscounted future minimum lease payments related to the leaseback of real estate contributed to the Windstream Pension Plan, which exclude the residual value of the obligations at the end of the initial lease terms.

(d)	Finance leases include non-cancellable leases, consisting principally of leases for facilities and equipment.

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(e)	Other operating leases include non-cancellable leases, consisting principally of leases for network facilities, real estate, office space and office equipment.

(f)	Purchase obligations include open purchase orders and amounts payable under non-cancellable contracts. The portion attributable to non-cancellable contracts primarily represents agreements for network capacity and software licensing.

(g)	Other long-term liabilities and commitments primarily consist of deferred income tax, pension and other postretirement benefit obligations, long-term deferred revenue, right of way and asset retirement obligations.

(h)	Excludes $17.6 million in long-term finance lease obligations included above in finance leases. Also excludes $57.4 million included above in leaseback of real estate contributed to pension plan.

(i)	Excludes estimated capital expenditures of approximately $156.0 million that Windstream expects to incur in excess of funding commitments received from governmental agencies to fund the cost of fiber broadband expansion to over 159,000 locations, as previously discussed under “Broadband Grant Awards and Projects”.

(j)	Includes $18.5 million and $0.5 million in pension and postretirement benefit obligations and current portion of interest rate swaps, respectively, that was included in other current liabilities at March 31, 2025.

See Notes 2 and 3 to the condensed consolidated financial statements and Notes 4, 5, 9 and 10 to our 2024 audited consolidated financial statements for additional information regarding certain of the obligations and commitments listed above.

Off-Balance Sheet Arrangements

The Company does not use securitization of trade receivables, affiliation with special purpose entities, variable interest entities or synthetic leases to finance its operations. Additionally, the Company has not entered into any arrangement requiring it to guarantee payment of third-party debt or to fund losses of an unconsolidated special purpose entity.

Market Risk

Market risk is comprised of three elements: interest rate risk, equity risk and foreign currency risk. Windstream has exposure to market risk from changes in interest rates, as further discussed below. Currently, the Company does not have any significant exposure to equity or foreign currency risk, and as further discussed below, the Company has effectively hedged its exposure to interest rate risk.

Interest Rate Risk

The Company is exposed to market risk through changes in variable interest rates incurred on borrowings under the amended credit agreement, consisting of the $500.0 million 2024 Term Loan, and any borrowings outstanding under the senior secured revolving credit facility. Because there were no borrowings outstanding under the revolving credit agreement, the total variable rate debt outstanding as of March 31, 2025 was $500.0 million.

The Company enters into interest rate swap agreements to mitigate its exposure to the variability in cash flows on a portion of its floating-rate debt obligations. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of interest rate swap activity. The Company does not enter into interest rate swap agreements, or other derivative financial instruments, for trading or speculative purposes. Management periodically reviews the Company’s exposure to interest rate fluctuations and implements strategies to manage the exposure.

As of March 31, 2025, Windstream Services, LLC is party to two pay fixed, receive variable interest rate swap agreements with an aggregate notional value of $500.0 million and mature on October 31, 2025 and October 31, 2029. As of March 31, 2025, the weighted average fixed rate paid on the interest rate swaps was 2.355 percent and the weighted average variable rate received was 4.409 percent. The interest rate swaps have been designated as cash flow hedges of the interest rate risk inherent in borrowings outstanding under its amended credit agreement due to changes in the benchmark interest rate, and accordingly, the hedging relationships are expected to be highly effective in mitigating cash flow risks resulting from changes in interest rates. When considering the interest rate swaps agreements, all of the Company’s outstanding variable rate debt obligations have effectively been converted to fixed rate debt as of March 31, 2025.

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Critical Accounting Policies and Estimates

The accompanying condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. Management has assessed the critical accounting policies applicable and determined the most critical accounting estimates consist of evaluating the useful lives of property, plant and equipment, accounting for pension benefits, and accounting for deferred income taxes and related tax contingencies. There were no material changes to these critical accounting policies during the first quarter of 2025.

Recently Adopted Authoritative Guidance

See Note 1 to the condensed consolidated financial statements for a discussion of recently issued authoritative guidance related to Income Taxes and Disaggregation of Expenses and our evaluation of the related impacts to the condensed consolidated financial statements and related disclosures.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes, and future oral and written statements by us and our management may include certain forward-looking statements. We claim the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. This report contains various forward-looking statements which represent our expectations or beliefs concerning future events, including, without limitation, our future performance, our ability to comply with the covenant in the agreements governing our indebtedness and the availability of capital and terms thereof. Statements expressing expectations and projections with respect to future matters are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution that these forward-looking statements involve a number of risks and uncertainties and are subject to many variables which could impact our future performance. These statements are made on the basis of management’s views, estimates, projections, beliefs and assumptions, as of the time the statements are made, regarding future events and results. There can be no assurance, however, that management’s expectations will necessarily come to pass. Actual future events and our results may differ materially from those expressed in these forward-looking statements as a result of a number of important factors.

A wide range of factors could cause actual results to differ materially from those contemplated in our forward-looking statements, including, but not limited to:

•	our ability to consummate the Merger with Uniti on the expected terms and according to the anticipated timeline;

•	the Merger being subject to conditions, including ones that may not be satisfied or waived on a timely basis or at all, and which if delayed or not satisfied, may prevent, delay, or jeopardize the Closing of the Merger or result in material additional expenditures of money and resources;

•	the risk of modification or termination of the Merger Agreement with Uniti, which could negatively impact our operations;

•	the uncertainty that Uniti will be able to obtain sufficient cash to pay the Closing Cash Payment for the Merger in a timely manner or at all;

•	stockholder litigation or other legal proceedings that may be instituted related to the Merger, which could prevent or delay the Closing of the Merger or otherwise negatively impact Windstream’s operations;

•	the significant transaction costs that Windstream will incur in connection with the Merger;

•	the possibility that the Merger may distract the management team from their other responsibilities and the Merger Agreement may limit Windstream’s ability to pursue new opportunities;

•	the possibility that the Merger, including business uncertainties while the Merger is pending, may cause customers, suppliers, vendors, or other stakeholders to delay or defer decisions concerning Windstream, or negatively impact Windstream’s ability to attract and retain personnel, both of which could adversely impact our business operations and operating results;

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•	the extent, timing, and overall effects of competition and overbuilding in our markets, and increased competition in the communications business in general, including new, emerging competitors receiving, or that may receive, awards pursuant to local, state or federal broadband funding programs to expand in our footprint which could reduce our market share and adversely affect our results of operations and financial condition;

•	the possibility that reliance on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business and that cybersecurity incidents impacting our network or systems, or the network or systems of our key suppliers, could have a material adverse effect on our business operations, financial condition and reputation;

•	uncertainties regarding our eligibility or receipt of funding under any current or future local, state, and federal broadband programs, including any remaining state and federal COVID-19 related relief programs and the federal BEAD program, and the participation requirements of any said program, along with uncertainties concerning the availability of funding under, continuation of, or possible changes to the federal BEAD Program;

•	the possible impact of federal and state legislation, rules and regulations, tariffs, federal executive orders, federal or state mandates, or federal or state agency directives, or changes thereto, on our ability to operate in the manner currently contemplated, on the communications industry generally, or on the operations of our customers or vendors;

•	unfavorable rulings by the FCC, state public service commissions or state or federal courts in current and future proceedings regarding universal service funds, intercarrier compensation, or other matters that could reduce revenues or increase expenses, including uncertainties associated with current or future federal or state broadband funding programs that are in lieu of universal service funding, and uncertainty regarding the outcome of the pending legal case at the U.S. Supreme Court involving the federal universal service fund;

•	risks and uncertainties associated with our ability to comply with construction obligations under RDOF administered by the FCC, pursuant to which we receive $52.3 million annually for 10 years (starting in 2022), and further, uncertainty regarding future RDOF funding in light of the pending legal case at the U.S. Supreme Court involving the federal universal service fund;

•	the effects of the federal “Buy America” regulations that require use of domestic manufacturers for certain projects that could lead to issues with availability of supplies, goods and equipment for projects and impact our participation in certain broadband programs, including timing for completion of projects;

•	our ability to make payments under the current arrangements with Uniti, which may be affected by results of our operations, changes in our cash requirements, cash tax payment obligations, or overall financial position;

•	Uniti’s ability to fund, and its compliance with contractual provisions requiring funding of, payments to us under the master leases and the settlement entered into by the parties in March 2020, including annual reimbursement of growth capital improvements under the master leases through 2030 and cash settlement payments through 2025;

•	risks surrounding our ability to obtain increased customer penetration levels from our network investments and accelerated network construction and the amount of capital investment necessary for these network enhancements and expansions to meet current and prospective customers’ broadband usage demand;

•	new, emerging and/or competing strategic products, technologies and/or software advancements, and our ability to adopt and utilize these technologies, which could affect our ability to compete, and our customers’ willingness to adopt new, emerging products and services;

•	unanticipated increases or other changes in future cash requirements, whether caused by unanticipated increases in capital expenditures, increases in pension funding requirements, or otherwise;

•	earnings on pension plan investments significantly below our expected long-term rate of return for plan assets, resulting in possible cash contributions into the plan, or a significant change in the discount rate or other actuarial assumptions which could have an adverse impact on our financial position;

•	that our current debt structure, or any consolidated indebtedness after any closing of the Merger with Uniti, could adversely affect our cash flow, impair our ability to raise additional capital on more favorable terms, reduce funds available for other business purposes, and reduce operational flexibility;

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•	for operations where we utilize facilities owned by other carriers, risks and uncertainties surrounding the availability, quality of service, pricing, and services provided by other carriers on which our services to customers depend;

•	risks associated with noncompliance by us, our partners, or our subcontractors with executive orders, federal mandates, federal directives, regulations, statutes or other requirements applicable to government contracting and programs under which we receive material amounts of end-user revenue and government subsidies, which could disrupt our ability to participate in government contracting or the government programs and materially and adversely impact our operational results;

•	the effects of work stoppages by our employees or employees of other communications companies or key suppliers on whom we rely for service;

•	our ability to achieve the expected benefits of certain cost reduction and expense management activities, including efforts to reduce TDM interconnection expenses;

•	potential risks pertaining to allegations regarding the presence of lead in telecommunication copper assets, including those allegations made in pending litigation against us in New York federal district court or future litigation, any related regulatory developments, governmental inquiries or actions, operational impacts or costs, compliance costs, or reputational damage;

•	unfavorable results of litigation, claims, and intellectual property matters asserted against us;

•	possible adverse impacts to our business, to our customers’ communications decisions, and to the business of our vendors, including the ability of our customers and vendors to perform under agreements with us, from cost pressures, tariffs, trade disputes, inflationary pressures, epidemics, pandemics outbreaks of contagious diseases or other public health developments, supply chain challenges or disruptions, natural disasters, terrorist acts, or armed conflicts or wars, and any adverse changes in the general economic, political or market conditions in the areas that we serve, the U.S. and globally; and

•	those additional risk factors under the section titled “Risk Factors” included elsewhere in this report or in other filings by us or our related entities with the SEC, in any subsequent consolidated financial statement reports or subsequent filing with the SEC.

In addition to these factors, actual future performance, outcomes, and results may differ materially because of more general factors including, among others, general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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